UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
IFAN FINANCIAL, INC
Legal status of issuer
    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    June 11, 2010

Physical address of issuer
607 Shelby, , 700 1005, Detroit, MI 48224

Website of issuer
www.palantirbios.com

Name of intermediary through which the Offering will be conducted
Trucrowd

CIK number of intermediary
0001667145

SEC file number of intermediary
007-00015

CRD number, if applicable, of intermediary
283063

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
8.0% of the amount raised and $10,000.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
BankVista NA

Type of security offered
Units of Common Stock

Target number of Securities to be offered
1,000,000

Price (or method for determining price)
$0.01

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$124,000.00

Deadline to reach the target offering amount
June 23, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering,

investment commitments will be canceled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 24, 2023

FORM C

Up to $124,000.00

IFAN FINANCIAL, INC



Units of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by IFAN FINANCIAL, INC, a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $124,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of

Securities that can be purchased is $350.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Trucrowd (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$350.00	$0	$350.00
Aggregate Minimum Offering Amount	$10,000.00	$800	$9,200.00
Aggregate Maximum Offering Amount	$124,000.00	$19,920.00	$114,080.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to

Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.palantirbios.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 24, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.   NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA NA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.palantirbios.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the

consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

IFAN FINANCIAL, INC (the "Company") is a Nevada Corporation, formed on June 11, 2010. The Company is currently also conducting business under the name of Palantir Bioceuticals, Inc .

The Company is located at 607 Shelby,700 1005, Detroit, MI,48224.

The Company's website is www.palantirbios.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Offering

Minimum amount of Units of Common Stock being offered	1,000,000
Total Units of Common Stock outstanding after Offering (if minimum amount reached)	1,214,333,832
Maximum amount of Units of Common Stock	12,400,000
Total Units of Common Stock outstanding after Offering (if maximum amount reached)	1,225,733,832

Purchase price per Security	$0.01
Minimum investment amount per investor	$350.00

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Larry Williams who are All titles 9/7/2021 to current of the Company. The Company has or intends to enter into employment agreements with Larry Williams although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Larry Williams or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital. This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key

man life insurance policies on any such people.

The Company is dependent on Larry Williams in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Larry Williams die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19)a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities

originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc.. COVID-19 and its side-effects, such as Quarantines, may negatively affect employees, customers, suppliers, and the economy as a whole by damaging people's mental health, supply chain shortages may cause standard of living to decrease, costs of living to increase, and any of these may cause employees to seek additional or different employment, and/or with quarantine potentially causing mental health to decline, employee performance may also decline as a result, which may affect our operations. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Our future cash flow is dependent on the performance of our tenants.

We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact

our rental revenues.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Larry Williams who are All titles 9/7/2021 to current of the Company. The Company has or intends to enter into employment agreements with Larry Williams although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Larry Williams or any member of the board of directors or executive officer could harm the Company's business and results of operations.

Investors in the Company's properties may finance their acquisition with financing.

Property demand is adversely affected by reduced availability of mortgage financing and factors that increase the upfront or monthly cost of financing a home such as increases in interest rates, insurance premiums, or limitations on mortgage interest deductibility. The recent decrease in the willingness and ability of lenders to make home mortgage loans, the tightening of lending standards, greater down payment requirements and the limitation of financing product options, have made it more difficult for homebuyers to obtain acceptable financing. Any substantial increase in short-term and/or long-term mortgage interest rates or unavailability of mortgage financing may adversely affect the ability of prospective buyers to obtain financing for the Company's properties. A disruption in the credit markets and/or the curtailed availability of mortgage financing may adversely affect our business and results of operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine

consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and copayments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Our business is dependent on perceptions by retailers and shoppers of the convenience and attractiveness of our retail properties, and our inability to maintain a positive perception may adversely affect our revenues.

We are dependent on perceptions by retailers or shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing retail properties and other retailing options to be more convenient or of a higher quality, our revenues may be adversely affected.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

We do not carry property insurance.

We will bear the burden of any losses or damage to the property, which may adversely affect our business and results of operations.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the new owner/operator of the Property will not be accepted and the proceeds from this Offering will be returned to potential investors without interest

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.

Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating large, complex, mixed-use public/private projects. Our revenues depend significantly on our ability to develop and manage properties with both commercial and residential aspects and to integrate the two in a seamless ecosystem. In addition, we must attract and partner with state and local government agencies to undertake public/private development projects with us. Our ability to obtain new work depends on successful prior and existing projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

We did not obtain any audited income statements with respect to the Property.

Risks Related to the Securities

The Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Units of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Common Stock. Because the Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non- United States jurisdiction, the Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Common Stock may also adversely affect the price that you might be able to obtain for the Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their

investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 60.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners of the Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of Common Stock or Securities convertible into Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 0 material properties

Business Plan

Executive Summary:

Our company's goal is to acquire commercial, multifamily and industrial properties for the purpose of generating cash flow and liquidating for profits. Our approach is to invest in high-quality properties in growing markets with the potential for long-term appreciation. We will leverage our expertise in property management, real estate investing, and finance to achieve our goals.

Market Analysis:

Our target market will be metropolitan areas with growing populations and economies. We will focus on properties with low vacancy rates and high rental rates to ensure consistent cash flow. Additionally, we will analyze each property's potential for appreciation in the long term to ensure that we can realize a significant return on our investment.

Property Acquisition:

Our property acquisition strategy will involve both direct purchases and partnerships with other investors. We will leverage our network of real estate professionals to identify potential properties that meet our investment criteria. Additionally, we will use a variety of financing strategies, including traditional mortgages and creative financing options, to acquire properties.

Cash Flow Strategy:

Our cash flow strategy will focus on maximizing rental income and minimizing expenses. We will employ a rigorous screening process to ensure that we have high-quality tenants who pay their rent on time. Additionally, we will work to minimize vacancies through effective property management and tenant retention strategies. Finally, we will look for ways to reduce expenses through energy-efficient upgrades and other cost-saving measures.

Liquidation Strategy:

Our liquidation strategy will focus on selling properties at the optimal time to realize maximum profits. We will use a variety of market analysis tools to identify trends in the real estate market and determine the best time to sell each property. Additionally, we will leverage our network of real estate professionals to market our properties and negotiate favorable sales terms.

Financial Projections:

Our financial projections show that we can achieve our goals of generating cash flow and liquidating for profits. Our projections show that we will generate positive cash flow within the first year of operation and that we will be able to liquidate our properties for significant profits within 5 to 10 years.

Conclusion:

Our business plan outlines a comprehensive strategy for acquiring, managing, and liquidating commercial, multifamily, and industrial properties. We are confident that our approach will enable us to achieve our goals and generate significant returns for our investors. Our charts and graphs show that our financial projections are realistic and achievable, and we are excited to begin executing our plan.

The Company conducts business in Michigan.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

Intermediary Fees	8.00%	$800	8.00%	$9,920
Campaign marketing expenses or related reimbursement	0.00%	$0	16.13%	$20,000
Estimated Attorney Fees	0.00%	$0	8.06%	$10,000
Estimated Accountant/Auditor Fees	0.00%	$0	2.42%	$3,000
GeneralMarketing	0.00%	$0	16.13%	$20,000
Research and Development	0.00%	$0	8.06%	$10,000
Equipment Purchases	0.00%	$0	8.06%	$10,000
Purchase of Real Property	0.00%	$0	16.94%	$21,000
General Working Capital	92.00%	$9,200	16.19%	$20,080
Total	**100.00%**	**$10,000**	**100.00%**	**$124,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the issuer's discretion, we may amend our use of proceeds in response to unforeseen developments, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise unavailable or not considered prior to the raise that the management believes to be in the best interest of the company. Finally, any unforeseen act of government or nature that might arise may also result in a change of the use of proceeds. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Larry Williams

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Secretary/Treasurer September 07, 2021 (9/7/2021) to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President/Secretary/Treasurer/Director September 7,2021 to Present Responsibilities: Management, Operations

Managing Broker, Paramount Realty 2010 - Present Responsibilities: Management, Operations

Education

21 years of corporate operations, real estate broker and construction experience.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Larry Williams

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Secretary/Treasurer September 07, 2021 (9/7/2021) to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President/Secretary/Treasurer/Director September 7,2021 to Present Responsibilities: Management, Operations

Managing Broker, Paramount Realty 2010 - Present Responsibilities: Management, Operations

Education

21 years of corporate operations, real estate broker and construction experience.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Additional 201(m) disclosures

The exercise of rights held by the principal shareholders may affect the purchasers of the securities being offered, for example, in the following ways:

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

Risks to purchasers of the securities relating to minority ownership in the issuer

The right to demand current distributions from an operating business is limited. A majority owner, if they are committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to

themself or their relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince them that it is the wrong decision, but they don't have to take your calls.

The investor has limited rights, if any, to have their interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities:
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer:
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Capitalization

The Company has issued the following outstanding Securities

Type of security	Common Stock
Amount outstanding	1,213,333,832
Voting Rights	1 vote per share
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	54.8%

Type of security	SPECIAL 2021 SERIES A PREFERRED STOCK Preferred Stock
Amount outstanding	1
Voting Rights	Series A Preferred Stock shall vote together with the holders of preferred stock (including on an as converted basis), par value $0.001, and common stock, par value $0.001 per share, of the Corporation (the "Common Stock") as a single class. The 2021 Series A Preferred Stock stockholder is entitled to 60% of all votes (including, but not limited to, common stock, and preferred stock (including on an as converted basis)) entitled to vote at each meeting of stockholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration. The 2021 Series A Preferred Stock shall not be divided into fractional shares.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	45.2%

The Company has the no debt outstanding:

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company

is $12,133,338.32.

The company has set this valuation internally, without a formal third-party independent valuation, the pre-money valuation has been calculated on the current outstanding units of common stock, and the arbitrary offering price of $0.01 per share.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

In the future, the Company may rely on any number of valuation methods or combinations of valuation methods for the value of the Company and/or its securities.

Ownership

The Company is broadly held amongst approximately 7,000 shareholders, 1 holder has 60% voting power through ownership of SPECIAL 2021 SERIES A PREFERRED STOCK.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Larry Williams - 1 share of SPECIAL 2021 SERIES A PREFERRED STOCK	60.0%

Following the Offering, the Purchasers will own 0.0823% of the Company if the Minimum Amount is raised and 1.0116% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in 2021. Following the Offering, we do not intend to raise capital again until 2024. We are currently focusing on real estate acquisitions. We are not certain when or if we will generate profits in the future, and intend to devote our resources to performing assets in the near future.

The Company intends to improve profitability in the next 12 months by acquiring performing assets.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically acquire commercial and multifamily real estate . Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 12,400,000 of Units of Common Stock for up to $124,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by the "Offering Deadline" in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $124,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securitiesyou must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BankVista NA until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $350.00.

The Offering is being made through Trucrowd, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
8.0% of the amount raised and $10,000.00

Stock, Warrants and Other Compensation
.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is VSTOCK.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the

following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 250,000,000 shares of common stock, par value $0.001000 per share, of which 1,214,333,832.00 common shares will be issued and outstanding, and (ii) 1 shares of preferred stock, par value $0.001000 per share, of which 1 preferred shares will be issued and outstanding .

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights:

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Units of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR

PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.
EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Larry Williams
(Signature)

Larry Williams
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Larry Williams
(Signature)

Larry Williams
(Name)

Secretary, Treasurer, President
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Larry Williams, being the founder of IFAN FINANCIAL, INC, a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Larry Williams
(Signature)

Larry Williams
(Name)

Secretary, Treasurer, President
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

IFAN FINANCIAL, INC
Balance Sheet

		August 31, 2022	August 31, 2021
ASSETS		(Unaudited)	(Unaudited)
Current assets			
Cash	$	-	$ -
Total current assets		-	-
Other assets		-	-
Total Assets	$	-	$ -

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities			
Convertible Notes	$	-	$ -
Total current liabilities		-	-
Long Term Oblilgations		-	-
Total Liabilities		-	-

Stockholders' equity (deficit)			
Preferred stock, $0.001 par value, 10,000,000			
shares authorized; 0 and 0 shares issued			
and outstanding at August 31, 2022 and			
August 31, 2021, respectively		-	-
Common stock, $0.001 par value; ,1,200,000,000 shares			
authorized, 1,003,475,250 and 739,070,919 shares			
issued and outstanding at August 31, 2022 and			
August 31, 2021, respectively		1,003,475	789,107
Reserve Shares		196,525	410,893
Additional paid-in capital		6,615,974	6,615,974
Accumulated deficit		(7,815,974)	(7,815,974)
Total stockholders' (deficit)		0	0
Total Liabilities and Stockholders' Equity	$	0	$ 0

The accompanying Notes to Financial Statements are an integral part of these financial statements

IFAN FINANCIAL, INC.
Statements of Income Statement

	For the Year ended August 31,	
	2022 (Unaudited)	2021 (Unaudited)
Consulting Revenues	$ -	$ -
Operating Expenses		
General & Administrative	-	-
Total Operating Expenses	-	-
Net Operating Income	-	-
Other Income (Expense)		
	-	-
Total Other Income (Expense)	-	-
NET INCOME	$ -	$ -

The accompanying Notes to Financial Statements are an integral part of these financial statements

IFAN FINANCIAL, INC.
Statements of Cash Flows

	For the Year ended August 31,			
	2022 (Unaudited)		2021 (Unaudited)	
Cash flows from operations				
Net (loss)	$	-	$	-
Loss on Sale of Marketable Securities		-		
Adjustments to reconcile net loss to net cash				
Accounts Receivable		-		-
Prepaid expenses		-		-
Write off of Inventory		-		-
Accounts Payable		-		-
Accrued expenes		-		-
Advances by Shareholder		-		-
Net cash provided by(used) operating activities		-		-
Cash flows from investing activities		-		-
Cash flows from financing activities		-		-
Net Increase (Decrease) in cash		-		-
Cash, Beginning of Period		-		-
Cash, End of Period	$	-	$	-

The accompanying Notes to Financial Statements are an integral part of these financial statements

IFAN FINANCIAL, INC.
Statement of Shareholder's Equity

	Common Stock		Preferred Stock		Reserved Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Par Value	Shares	Par Value	Shares	Par Value			
Balance - August 31, 2020	739,070,919	$ 739,071	1	$ -	460,929,081	$ 460,929	$ 6,615,974	$ (7,815,974)	$ -
Stock issued from reserves	50,036,428	50,036			(50,036,428)	(50,036)			-
Net Profit (Loss)								-	-
Balance - August 31, 2021	789,107,347	$ 789,107	-	$ -	410,892,653	$ 410,893	$ 6,615,974	$ (7,815,974)	$ -
Stock issued from reserves	214,367,903	214,368			(214,367,903)	(214,368)			-
Net Profit (Loss)								-	-
Balance - November 30, 2021	1,003,475,250	$ 1,003,475	-	$ -	196,524,750	$ 196,525	$ 6,615,974	$ (7,815,974)	$ -

The accompanying Notes to Financial Statements are an integral part of these financial statements